Exhibit 99.1

Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

EARLY WARNING REPORT

Vancouver, British Columbia – May 2, 2016 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (“Pan American” or the “Company”) has acquired ownership of an additional 5,723,550 common shares for CAD$0.22 per common share and 1,070,000 common shares for CAD$0.275 per common share, totalling 6,793,550 common shares (the “Common Shares”) of Kootenay Silver Inc. (“Kootenay”), pursuant to a subscription agreement (the “Subscription Agreement”) between Pan American and Kootenay dated February 15, 2016, as amended by the letter agreement between the parties dated April 26, 2016 (the “Private Placement”). Immediately following the Private Placement, which closed April 29, 2016, Pan American directly owned 15,884,459 common shares of Kootenay, representing approximately ten percent (10%) of the total number of the issued and outstanding common shares of Kootenay.

Pursuant to the Subscription Agreement, Pan American had the right to subscribe for and purchase a further number of common shares of Kootenay such that Pan American would own ten percent (10%) of all issued and outstanding common shares of Kootenay (calculated on a non-diluted basis) upon the closing of the transactions contemplated by the letter agreement dated January 12, 2016, between Kootenay and Northair Silver Corp. (the “Northair Transaction”), on and subject to the terms and conditions set forth in the Subscription Agreement (the “Second Tranche Option”). The Second Tranche Option was conditional on closing of the Northair Transaction, which closed on April 21, 2016, and Pan American exercised its Second Tranche Option to subscribe for the additional Common Shares of Kootenay as described herein, which has allowed Pan American to maintain its ten percent (10%) ownership of the issued and outstanding common shares of Kootenay. Pan American continues to hold Kootenay common shares for investment purposes.

Pan American acquired ownership of the Common Shares in reliance on the accredited investor exemption set out in section 2.3 of National Instrument 45-106 Prospectus Exemptions and the Common Shares trade through the facilities of the TSX Venture Exchange.

About Pan American

Pan American’s mission is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Pan American is located at 1500 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

For Further Information and to Obtain a Copy of the Related Early Warning Report Please Contact:

Kettina Cordero

Manager, Investor Relations